400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474 -2737) www.iShares.com

October 11, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 774

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the iShares Core MSCI Total International Stock ETF, formerly known as iShares MSCI ACWI ex US Investable Market Index Fund (the “Fund”), a series of the Registrant, so that it will become effective on October 15, 2012, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Daniel Adams
Daniel Adams
Vice President